Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 27, 2015

FOR INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. NOT INTENDED FOR RETAIL INVESTORS.

Equities

Do you invest in diversity?

Barclays offers two new exchange-traded notes (ETNs) that provide socially responsible investment opportunities. The ETNs provide exposure to inclusive-minded companies by being linked to the following indices:

Return on Disability “RODI” Index

Return on Disability US LargeCap ETN Total Return USD Index

Bloomberg ticker “RODITR”

Provides exposure to US companies proactively attracting, employing and serving individuals with disabilities; notionally tracks potential returns from investing in a basket of up to 100 stocks considered to be the top-ranked firms in the disability market. Firms are ranked using the Return on Disability® Binary Ranking, which attempts to identify shareholder value and includes other eligibility requirements such as market capitalization and liquidity

Women in Leadership “WIL” Index

Barclays Women in Leadership Total Return USD Index

Bloomberg ticker “BXIIWILT”

Provides exposure to US companies with gender-diverse leadership; qualifying companies must either have a female CEO or have at least 25% females on its board of directors, as well as meeting certain other criteria and concentration limits such as market capitalization and liquidity

Growing bodies of independent research1 suggest that companies that attract and leverage employees and customers with disabilities are well-positioned to capitalize on certain revenue opportunities and cost efficiencies. In addition, research1 has suggested that inclusive companies with gender-diverse leadership may correlate with relatively stronger performance.

An investment in any investment vehicle linked to the indices involves significant risks and may not be suitable for all investors.

To learn more, review the linked presentations and contact your Barclays salesperson.

[1]	Barclays has not independently verified any research and takes no view on any claims made therein. Barclays has not conducted any research of its own in respect of (i) the effect of gender diversity on corporate performance in connection with the WIL Index; or (ii) the effect of people with disabilities on corporate performance in connection with the RODI Index. Barclays has not investigated the existence of research arguing that gender diversity or people with disabilities has either no impact nor a negative impact on corporate performance.

Selected Risk Considerations

An investment in the Barclays ETNs described herein (the “ETNs”) involves significant risks and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.

The Value of the RODI ETNs Will Depend Upon the Success of the RODI Index: There can be no assurance that the selection strategy of the RODI Index in identifying companies that meet certain criteria in the disability field will be successful or that the RODI Index will able to outperform any stock index whose selection of constituent stocks is not based on the ranking criteria of the index.

The Value of the WIL ETNs Will Depend Upon the Success of the WIL Index: There can be no assurance that the gender diversity-based selection strategy of the WIL Index will be successful or that the WIL Index will able to outperform any stock index whose selection of constituent stocks is not based on the gender diversity criteria of the WIL Index.

The WIL Index May Be Subject to Concentration Risks: The WIL Index may be more concentrated in a few industry sectors than more broad-based indices, which may subject the performance of the index to greater volatility and cause the index to be more adversely affected by negative economic, political or regulatory occurrences affecting those industry sectors than a more broadly diversified stock index.

The Indices Have Very Limited Historical Information: Because the WIL Index was created in July 2014 and the RODI Index was created in September, 2014, extremely limited historical performance data exists and your investment in the ETNs linked to one or both of the indices may involve a greater risk than investing in alternate securities linked to one or more indices with an established record of performance.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices and forward volatility levels of the index constituents and the stock markets on which the index constituents are listed or traded and prevailing market prices of options on the index, any of the index constituents or any other financial instruments related to the index or any of the index constituents; supply and demand for the ETNs and economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although we have listed the ETNs on NYSE Arca, we cannot guarantee that a trading market for the ETNs will exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 25,000 ETNs or fewer than 25,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Return on Disability® is a registered trademark of Integrated Process Solutions LLC (“IPS”). IPS has granted Donovan Group LLC (“Donovan Group”) an exclusive and unrestricted license to use Return on Disability® in its commercial activities, including the right to sublicense the use of such mark. Donovan Group has sublicensed the right to use this mark to Barclays Bank PLC in connection with certain activities. Donovan Group LLC does not sponsor, endorse, sell, promote or manage any investment fund or other investment vehicle that is offered by third parties and that seeks to provide an investment return based on the performance of any index.

The Barclays Women in Leadership Total Return USD IndexTM is a trademark of Barclays Bank PLC.

©2015 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE